Exhibit 99.5

Chartered Accountants	THE SKYVIEW 10
18th Floor, “NORTH LOBBY”
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India

Tel : +91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying Statement of Audited Standalone Financial Results for the quarter and year ended 31 March 2024 (“Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and year ended March 31, 2024, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and

ii.	gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive loss and other financial information of the Company for the quarter and year ended March 31, 2024.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive income of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Chartered Accountants

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Chartered Accountants

Other Matter

The Statement includes the results for the quarter ended March 31,2024 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2024 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN:24213271BKELCJ6463

Place: Hyderabad

Date: May 07, 2024

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2024

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Sales	50,304	40,389	42,491	192,764	162,989
	b) License fees and service income	514	442	2,887	1,277	6,002
	c) Other operating income	230	199	162	797	634
	Total revenue from operations	51,048	41,030	45,540	194,838	169,625

2	Other income	2,127	2,276	1,148	8,623	5,913

	Total income (1 + 2)	53,175	43,306	46,688	203,461	175,538

3	Expenses
	a) Cost of materials consumed	9,077	8,187	8,541	32,915	31,614
	b) Purchase of stock-in-trade	5,463	5,569	3,692	19,866	17,793
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(520)	(651)	1,068	(2,388)	1,295
	d) Employee benefits expense	7,795	7,823	7,651	30,857	28,326
	e) Depreciation and amortisation expense	2,462	2,464	2,367	9,756	9,232
	f) Impairment of non current assets, net	260	-	41	260	51
	g) Finance costs	59	56	26	218	169
	h) Other expenses	15,187	13,539	13,936	54,064	48,398

	Total expenses	39,783	36,987	37,322	145,548	136,878

4	Profit before tax (1 + 2 - 3)	13,392	6,319	9,366	57,913	38,660

5	Tax expense/ (benefit)
	a) Current tax	2,702	1,569	2,319	13,618	8,641
	b) Deferred tax	342	(2)	323	875	3,891

6	Net profit for the period / year (4 - 5)	10,348	4,752	6,724	43,420	26,128

7	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified to profit or loss	27	(8)	86	21	89
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(7)	-	(22)	(7)	(53)
	b) (i) Items that will be reclassified subsequently to profit or loss	(189)	24	1,350	(446)	(928)
	(ii) Income tax relating to items that will be reclassified to profit or loss	49	(6)	(339)	114	358
	Total other comprehensive income / (loss)	(120)	10	1,075	(318)	(534)
8	Total comprehensive income (6 + 7)	10,228	4,762	7,799	43,102	25,594

9	Paid-up equity share capital (face value Rs. 5/- each)	834	834	833	834	833

10	Other equity				241,574	203,909

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	62.14	28.55	40.49	260.95	157.37
	Diluted	62.04	28.50	40.41	260.46	157.03
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2024	31.12.2023	31.03.2023	31.03.2024	31.03.2023
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	9,842	7,658	9,111	30,742	27,896
	b) Global Generics	44,006	35,726	38,651	173,405	147,999
	c) Others	353	66	129	678	497
	Total	54,201	43,450	47,891	204,825	176,392

	Less: Inter-segment revenue	3,153	2,420	2,351	9,987	6,767
	Total revenue from operations	51,048	41,030	45,540	194,838	169,625

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	1,246	(397)	486	(287)	(1,336)
	b) Global Generics	12,172	6,832	9,054	57,670	46,716
	c) Others	239	198	(51)	536	(154)
	Total	13,657	6,633	9,489	57,919	45,226

	Less: (i) Finance costs	59	56	26	218	169
	(ii) Other un-allocable expenditure / (income), net	206	258	97	(212)	6,397
	Total profit before tax	13,392	6,319	9,366	57,913	38,660

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of audited standalone financial results of Dr. Reddy’s Laboratories Limited (“the Company”), which have been prepared in accordance with the Indian Accounting Standards (‘‘Ind AS’’) prescribed under Section 133 of the Companies Act, 2013 (“the Act’’) read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India (“SEBI’’) were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 07 May 2024. The Statutory Auditors have issued an unqualified report thereon.

2	License fee and service income for the year ended 31 March 2023 includes:

a. Rs. 2,640 million from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited for the quarter ended 31 March 2023;

b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;

c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

3	“Other income” for the year ended 31 March 2024 includes Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company’s Global Generics segment.

4	“Other income” for the year ended 31 March 2024 includes dividend income of Rs. 445 million declared by Kunshan Rotan Reddy Pharmaceutical Company Limited, joint venture of the company.

5	During the quarter and year ended 31 March 2024, an amount of Rs. 806 million and Rs. 4,211 million respectively and during the quarter and year ended 31 March 2023, an amount of Rs. 305 million and Rs. 3,111 million respectively, representing government grants has been accounted as a reduction from cost of material consumed.

6	“Impairment of non-current assets, net” for the year ended 31 March 2024 primarily includes:

a. The Company assessed the recoverable amount of investment in equity shares of its subsidiary, Svaas Wellness Limited, India and recognized impairment loss of Rs. 288 million as the recoverable value is below the carrying value of the investment held by the Company. This impairment loss pertains to the Company’s Others segment.

b. Consequent to adverse market conditions with respect to certain products related intangibles, the Company assessed the recoverable amount of certain products and recognized impairment loss of Rs. 7 million pertaining to products forming part of the Company’s Global Generics segment.

c. Reversal of impairment loss of Rs. 35 million in March 2024, with respect to enalaprilat (generic version of Vasotec®) pursuant to launch of the product during the year. The company re-assessed the recoverable amount pursuant to favorable market conditions and change in circumstances that led to initial impairment during year ended 31 March 2021, by revisiting the market volumes, share and price assumptions of this product and accordingly capitalized under Product related intangibles with corresponding reversal of impairment loss of Rs. 35 million. This pertains to the Company’s Global Generics segment.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

During the previous years, the Company made presentations to the SEC and the DOJ in relation to the investigation in the aforementioned countries, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to the requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

DR. REDDY’S LABORATORIES LIMITED

8	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	Balance sheet

	All amounts in Indian Rupees millions
	As at	As at
Particulars	31.03.2024	31.03.2023
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	51,094	47,379
Capital work-in-progress	11,719	8,991
Goodwill	853	853
Other intangible assets	23,944	23,721
Intangible assets under development	391	253
Financial assets
Investments	32,027	31,422
Loans	617	11
Other financial assets	919	533
Tax assets, net	3,161	2,546
Other non-current assets	709	156
Total non-current assets	125,434	115,865

Current assets
Inventories	40,189	30,430
Financial assets
Investments	41,179	42,978
Trade receivables	46,239	42,889
Derivative financial instruments	165	715
Cash and cash equivalents	2,014	1,123
Other bank balances	10,155	5,335
Other financial assets	22,078	2,224
Other current assets	16,140	12,189
Total current assets	178,159	137,883

TOTAL ASSETS	303,593	253,748

EQUITY AND LIABILITIES
Equity
Equity share capital	834	833
Other equity	241,574	203,909
Total Equity	242,408	204,742

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	495	286
Provisions	93	79
Deferred tax liabilities, net	4,161	3,392
Other non-current liabilities	1,055	852
Total non-current liabilities	5,804	4,609

Current liabilities
Financial liabilities
Borrowings	7,100	6
Lease liabilities	334	216
Trade payables
Total outstanding dues of micro enterprises and small enterprises	268	72
Total outstanding dues of creditors other than micro enterprises and small enterprises	20,180	17,573
Derivative financial instruments	290	135
Other financial liabilities	17,023	15,369
Liabilities for current tax, net	670	-
Provisions	3,283	3,052
Other current liabilities	6,233	7,974
Total current liabilities	55,381	44,397

TOTAL EQUITY AND LIABILITIES	303,593	253,748

DR. REDDY’S LABORATORIES LIMITED

10	Statement of cashflows
	All amounts in Indian Rupees millions
	Year ended	Year ended
Particulars	31.03.2024	31.03.2023
	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before taxation	57,913	38,660
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(2,961)	(798)
Depreciation and amortisation expense	9,756	9,232
Impairment of non-current assets	260	51
Allowance for credit losses (on trade receivables and other advances)	177	161
(Profit)/Loss on sale or de-recognition of non-current assets, net	(771)	233
Unrealized exchange loss / (gain), net	76	(1,656)
Interest income	(3,046)	(1,300)
Finance costs	218	169
Equity settled share-based payment expense	346	318
Inventories write-down	2,411	4,048
Dividend income	(446)	- *
Changes in operating assets and liabilities:
Trade receivables	(3,410)	6,568
Inventories	(12,170)	(1,000)
Trade payables	2,803	983
Other assets and other liabilities, net	(3,464)	2,687
Cash generated from operations	47,692	58,356
Income taxes paid, net	(13,195)	(7,827)
Net cash generated from operating activities	34,497	50,529

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	(13,611)	(10,002)
Proceeds from sale of property, plant and equipment	882	247
Purchase of other intangible assets	(2,325)	(5,711)
Purchase of investments (including bank deposits)	(137,578)	(120,320)
Proceeds from sale of investments (including bank deposits)	117,468	100,769
Equity investments in subsidiary/associates	(802)	(459)
Dividend received	446	-
Interest income received	1,823	1,000
Loans and advances given to subsidiaries	(606)	-
Net cash used in investing activities	(34,303)	(34,476)

Cash flows from/(used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	805	157
Proceeds from sale of treasury shares	-	211
Proceeds/(Repayment of) from short-term loans and borrowings, net	7,094	(21,705)
Payment of principal portion of lease liabilities	(237)	(195)
Dividend paid	(6,648)	(4,979)
Interest paid	(333)	(458)
Net cash from/(used in) financing activities	681	(26,969)

Net increase / (decrease) in cash and cash equivalents	875	(10,916)
Effect of exchange rate changes on cash and cash equivalents	16	445
Cash and cash equivalents at the beginning of the year	1,123	11,594
Cash and cash equivalents at the end of the year	2,014	1,123

*Rounded off to million.
**FVTPL (fair value through profit or loss)

11	The Board of Directors, at their meeting held on 07 May 2024, have recommended a final dividend of Rs.40 per share subject to the approval of shareholders.

12	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 07 May 2024	Co-Chairman & Managing Director